Exhibit 99.2

AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED

TAKE-TWO INTERACTIVE SOFTWARE, INC.

2017 STOCK INCENTIVE PLAN

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Take-Two Interactive Software, Inc. 2017 Stock Incentive Plan (the “Plan”), is made effective as of this 4th day of September 2020.

WHEREAS, Take-Two Interactive Software, Inc. (the “Company”) maintains the Plan; and

WHEREAS, pursuant to Section 18(a) of the Plan, the Plan may be amended by the Board of Directors of the Company (the “Board”) at any time;

WHEREAS, in accordance with the terms of that certain Agreement and Plan of Merger, dated as of August 17, 2020 (the “Merger Agreement”), by and among the Company; Dash MS, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company; Dash MS II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company; Playdots, Inc., a Delaware corporation (“Playdots”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Company Equityholders (as defined in the Merger Agreement), the Company acquired Playdots through a series of mergers (the “Transaction”);

WHEREAS, in accordance with, and subject to the terms and conditions of, an exception under Rule 5635(c)(3) and IM-5635-1 of the NASDAQ Market Rules and Regulations (“Rule 5635(c)(3)”), the remaining number of shares of common stock, par value $0.0001 per share, of Playdots that were available for issuance as of immediately prior to the Transaction under the Playdots, Inc. 2013 Stock Plan, as amended (the “Playdots Plan”), a pre-existing shareholder approved plan of Playdots, shall be available for use (after appropriate adjustment of the number of shares to reflect the Transaction) by the Company from and after the Closing (as defined in the Merger Agreement) for Awards (as defined in the Plan) made under the Plan, provided that (i) the period during which such shares are available for Awards will not be extended beyond the period during which they would have been available under the Playdots Plan, absent the Transaction and (ii) such Awards may not be granted to individuals who were employed by the Company or its subsidiaries at the time the Transaction was consummated;

WHEREAS, in accordance with, and subject to the terms and conditions of Rule 5635(c)(3) and the terms of the Merger Agreement, certain unvested stock options granted under the Playdots Plan shall be assumed by the Company as Substitute Awards (as defined under the Plan) and be governed by the terms and conditions of the Plan (after appropriate adjustment of the number of shares to reflect the Transaction) effective as of the Closing (the “Assumed Options”);

WHEREAS, in connection with the signing of the Merger Agreement, the Board authorized the adoption of an amendment to the Plan increasing the number of shares of Stock (as defined in the Plan) available for Awards by the remaining number of shares of common stock under the Playdots Plan as of immediately prior to the Transaction and approving the assumption of the Assumed Options as Substitute Awards under the Plan; and

WHEREAS, the Company now desires to amend the Plan to increase the maximum number of shares of Stock available for Awards by 50,743 shares of Stock, representing the number of shares of Playdots’ common stock (x) underlying the Assumed Options, as adjusted to reflect the Transaction, and (y) that were available for grant under the Playdots Plan as of immediately prior to the Transaction, as adjusted to reflect the Transaction; provided, that (i) the period during which such shares are available for Awards will not be extended beyond the period during which the shares would have been available under the Playdots Plan, absent the Transaction, and (ii) such Awards may not be granted to individuals who were employed by the Company or its subsidiaries at the time the Transaction was consummated.

NOW, THEREFORE, subject to the occurrence of the Closing, the Plan is hereby amended as follows:

1.    Amendments to the Plan.

a.	Section 4(a) of the Plan is hereby amended to add the following to the end thereof:

“In addition, and subject to Section 11 hereof, during the period between September 4, 2020 through December 7, 2027, an additional 50,743 shares of Stock (the ‘Playdots Share Reserve’) may be issued pursuant to Awards to Eligible Persons other than any such Eligible Person who was employed or retained by the Company or its Affiliates (other than Playdots, Inc. and its subsidiaries as of September 4, 2020) on September 4, 2020 (the ‘Playdots Awards’), which includes 32,141 shares of Stock currently outstanding pursuant to the grant of Options that were assumed by the Company on September 4, 2020 as Substitute Awards.”

b.	The following is hereby added as the third sentence of Section 4(b) of the Plan:

“To the extent that a Playdots Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Playdots Award related, the undelivered shares of Stock will again be available for grant pursuant to the Playdots Share Reserve.”

2.    Ratification and Confirmation. Except as specifically modified by this Amendment, the Plan is hereby ratified and confirmed in all respects and remains valid and in full force and effect. Whenever the Plan is referred to in this Amendment or in any other agreement, document or instrument, such reference shall be deemed to be to the Plan, as amended by this Amendment, whether or not specific reference is made to this Amendment.

3.    Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the principles of conflicts of laws thereof.

4.    Headings. Section headings are for convenience only and shall not be considered a part of this Amendment.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 4th day of September 2020 on behalf of the Board.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Matthew Breitman
Name:	Matthew Breitman
Title:	Senior Vice President, General Counsel Americas & Corporate Secretary